August 16, 2007

Mr. Jason Wynn

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Cosan Limited (the “Company”) Registration Statement (the “Registration Statement”) on Form F-1 Registration No. 333-144010

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, the undersigned respectfully requests that the effectiveness of the Registration Statement be accelerated to 9:00 a.m. (Washington, D.C. time), on Thursday, August 16, 2007, or as soon thereafter as is practicable.

The Company understands and acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cosan Limited

By:	/s/ PAULO SÉRGIO DE OLIVEIRA DINIZ
Name:	Paulo Sérgio de Oliveira Diniz
Title:	Chief Financial Officer

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